February 9, 2006

Mr. Jay Mumford

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Legacy Communications Corporation Registration Statement on Form SB-2

(File No. 333-125907)

Dear Mr. Swanson:

The undersigned, on behalf of Z Legacy Communications Corporation (the “Company”), hereby requests that the Registration Statement on Form SB-2, File No. 333-125907 (the “Registration Statement”) be effective as of 5:00 p.m. Eastern Standard Time on February 10, 2006.

The Company acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, and declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

I confirm that I am aware of my responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the Registration Statement.

Thank you very much for your attention to this matter.

Sincerely,

Legacy Communications Corporation

/s/ E. Morgan Skinner, Jr.
E. Morgan Skinner, Jr.
Chief Executive Officer